Filings under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Filing by: Equillium, Inc.

Subject Company: Equillium, Inc.

SEC File No.: 333-268024

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Equillium, Inc.

Equillium & Ono Pharmaceuticals Announce Exclusive Option and Asset Purchase Agreement for the Development and Commercialization of Itolizumab Call

December 6, 2022

C O R P O R A T E P A R T I C I P A N T S

Bruce Steel, Chief Executive Officer, Equillium, Inc.

C O N F E R E N C E C A L L P A R T I C I P A N T S

Catherine Novack, JonesTrading

Mike for Tom Smith, SVB Securities

Roger Song, Jefferies

Prakhar Agrawal, Cantor Fitzgerald

P R E S E N T A T I O N

Operator

Welcome and thank you for joining us this morning for Equillium’s announcement regarding their exclusive option and asset purchase agreement with Ono Pharmaceuticals for the development and commercialization of itolizumab. Presenting this morning is Mr. Jason Keyes, Chief Financial Officer of Equillium; Mr. Bruce Steel, Chief Executive Officer of Equillium and Dr. Stephen Connelly, Chief Scientific Officer of Equillium, will also join for Q&A following the presentation.

Before we begin, I would like to remind you that any statements made during this call that are not historical are considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these statements as a result of various important factors. This includes those discussed in the Risk Factor section in the Company’s most recent annual and quarterly reports, as well as other reports filed with the SEC.

I’ll remind you that this call is being recorded and a replay will be available on the Company’s website following the conclusion of the call.

With that, I’m pleased to turn the call over to Mr. Bruce Steel, Chief Executive Officer for Equillium. Go ahead, Mr. Steel.

Bruce Steel

Thank you very much. We appreciate everybody who’s joined us for the call this morning. We’re very pleased to announce this important partnership with Ono Pharmaceutical around an exclusive option and asset purchase agreement for the development and commercialization of itolizumab.

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This morning, we will be making some forward-looking statements. We refer you to our forward-looking statements page. We also have additional information related to our pending acquisition of Metacrine, which you can see here, and would like to summarize the partnership with Ono.

We are extremely pleased with this relationship. Ono, as you may know, is a leading Japanese pharmaceutical company focused on treating disease and pain. Ono’s very well known for their oncology franchises, one of the originators of the very first checkpoint inhibitor approved, Opdivo, an antibody against PD-1. That drug was approved in 2014 and has partnered with BMS here in the U.S. Ono also has a presence in the United States which they’re looking to expand, as well as expand their overall franchise in the autoimmunity and inflammation area, and with this collaboration and partnership with Equillium around itolizumab, hope to build out their presence as a global specialty pharmaceutical company.

I would like to congratulate our colleagues at Ono for this partnership. We’re very pleased to be working with Ono as we take this opportunity forward. Both companies are very focused on a patient-centric business where we are looking to dramatically improve the lives of patients suffering from a variety of diseases of very high unmet medical need.

In terms of summarizing the transaction around itolizumab, Ono has acquired an exclusive option to purchase our rights to itolizumab. That option period runs through three months following the delivery of two key data points: one is the top line data from our ongoing study of EQUALISE and lupus nephritis; and the second data deliverable is the interim data from our ongoing EQUATOR study, our Phase 3 program in the first line treatment of acute graft-versus-host disease. We do have an outside termination date on this partnership through December 2025.

In terms of the high-level economic arrangement, we received an upfront payment for this option of $26 million. This was based in Japanese yen. So 3.5 billion yen, approximately $26 million based on exchange rate as of December 2nd. If Ono opts to exercise the option and acquire our rights, we will receive an additional payment for that exercise of approximately $37 million, or 5 billion Japanese yen. And then we are eligible to receive milestone payments of approximately $101 million. So total potential value of $164 million, approximately.

In addition, Ono is committed to fully funding the research and development plan around itolizumab. That funding commences back to July 1st, 2022, so this year, and runs through the option period. The approximate budget is around $8 million per quarter for this development plan. The milestone payments cover both clinical, regulatory and first sale of itolizumab in our territory.

In terms of our pipeline, itolizumab has now partnered with Ono Pharmaceutical for our rights, and obviously, we have our ongoing partnership with Biocon around the program. So we will now focus on the additional pipeline from our earlier acquisition this year of Bioniz Therapeutics, where we have two additional first-in-class novel therapeutics—EQ101, which is antagonist against IL-2, -9 and -15 in alopecia areata, where we have announced—recently started our Phase 2 program there.

We also have orphan drug designation in an open IND for a Phase 3 program in CTCL with EQ101. And then our second pipeline product, EQ102, which is antagonist against IL-15 and -21, which we have just recently initiated our SAD/MAD program following which we expect to move into patients with celiac disease in an initial proof of concept study.

We have our, beneath that, the overall platform we acquired to generate future multi-cytokine inhibitors that we believe has the potential to deliver value over time. We are expecting data from both the EQ101 program and 102 programs during the course of 2023.

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In terms of some of the key takeaways, obviously, very importantly for Equillium, particularly in the backdrop of a very challenging capital markets environment in the overall life science sector, is that we now have, based on our current operating plan, operating cash and runway comfortably into the 2025 timeframe. Obviously, this fully funds the itolizumab development plan through the option period, as well as beyond our ongoing EQ101 and 102 studies that I just outlined.

So we have a strong cash position, and we summarize here our 3Q ending cash of $44.5 million. We can add to that now over the very near term the $26 million upfront payment, as well as the R&D funding, which includes the Q3 spend on itolizumab and then the Q4 and Q1 2023 advances under the agreement, and then we will be catching up with those payments at the end of the quarters going forward.

Importantly, if Ono does opt to exercise the agreement, and/or we achieve some of the milestone payments which could be achieved during the near term, this could meaningfully extend our runway beyond the 2025 period. So, we have significantly reduced our operating cash burn with the majority of the Equillium going forward, burn focused on the EQ101 and 102 development programs as Ono is funding our R&D budget related to itolizumab.

So, we’re very excited about this overall relationship with Ono. Again, we think this is a very important partnership in terms of our ability to bring itolizumab to patients and accomplish both our objective and the objectives of Ono to dramatically change lives of these patients who are suffering from severe autoimmune inflammatory diseases. As we focus on our wholly-owned programs going forward, EQ101 and 102, we think these can drive significant value going forward through our development plans, again, highlighting that we have EQ101 in an ongoing Phase 2 study in alopecia areata with data expected during 2023, and our EQ102 program that’s currently in the SAD/MAD portion of development, to be followed by patients with celiac disease.

So, I think that concludes the overview of the partnership with Ono and our view going forward. I would like to turn it over to the moderator for potential questions.

Operator

If you would like to ask a question, simply press star and then the number one of your telephone keypad. Once again everyone, if you would like to ask a question simply press star, followed by the number one.

We’ll pause for a moment to compile the Q&A roster.

Our first question is from the line of Catherine Novack with Jones Research. Please go ahead.

Catherine Novack

Hi. Good morning. Thanks for taking my call. I just want to clarify a couple of things. On the deal transaction, $164 million, that’s the total value of the deal. There’s no potential royalty payments involved. They’re purchasing the asset outright.

Bruce Steel

Yes, that’s correct. So the potential consideration to Equillium going forward would include potential option exercise as well as the milestone payments. As you may recall, itolizumab already has royalty owed to Biocon that Ono would be assuming with exercise of the option. So, we are not receiving additional royalties over and above what is going to be—continue to be owed to Biocon around the program.

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Catherine Novack

Okay. Thanks, that’s helpful. And then I just wanted to clarify the timing of the option period. Does that extend three months after the latest data delivery? Can you kind of help me understand...

Bruce Steel

Yes, that’s correct. We have two data deliverables that trigger the option expiration period, and so we have to deliver both of these data points. One is the top line data from the LN EQUALISE study, which we expect mid second half of 2023. And then the interim data from the EQUATOR Phase 3 study in acute GVHD we would expect likely in the first half of 2024 timeframe. So, we deliver both of these data points, and then that triggers that 90-day window within which Ono has the option to exercise and acquire our rights or pass.

Catherine Novack

Okay, that’s helpful. Thanks very much for taking my questions.

Bruce Steel

Thank you.

Operator

Your next question is from the line of Tom Smith with SVB Securities. Please go ahead.

Mike

Hi everyone. This is Mike on for Tom. Thanks for taking our question. I guess, first, can you just talk a little bit about the rationale from your end for going into this deal and a little bit about what it means just in terms of how you’re thinking about your strategy moving forward with pipeline prioritization.

Bruce Steel

Sure. So, we’re very pleased with this partnership. We felt this was really the best path forward for the Company in terms of fully funding the ongoing development plan for itolizumab. As you can see, we have approximately an $8 million quarterly budget for the Phase 3 development plan as well as the ongoing EQUALISE study in lupus nephritis. But to get this program to potential approval required significant resources and Ono was interested in supporting us in this endeavor, so we felt this was really the best path forward for itolizumab and for patients.

And for Equillium, particularly in this capital environment, which obviously has been very challenging this year, puts us on, you know, very secure financial footing with runway at this point well in excess of two years based on our base operating plan. And this partnership with Ono allowed us to accomplish a few very key important objectives, again, with the patient focus. First, this, you know, gives itolizumab the most complete opportunity to get to approval in multiple indications, allows us to realize what we think is meaningful value from this program going forward, and importantly, funds the Company and the entirety of our pipeline for an extended period of time. And particularly if Ono exercises the option to acquire these rights, we’re funded for a significant timeframe and allows us to create what we think will be significant value with the rest of our pipeline.

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We’ve, I think, demonstrated over the course of this year a very strong sort of business development capacity, first with the acquisition of Bioniz Therapeutics back in February, second with the announcement of the planned acquisition of Metacrine, and then third, the Ono partnership here. So I’m hard pressed to think of a team our size that has been this active and successful sort of on the business development front over the course of an incredibly challenging year. So I hope that answers your question.

But also just in terms of focus, we’re going to be very focused on the itolizumab development plan, both for ourselves and for Ono and for patients, and then we expect very strong operational execution against our EQ101 and 102 programs that are ongoing.

Mike

Absolutely. Appreciate all the color, and congrats on the partnership.

Bruce Steel

Thanks Mike.

Operator

Your next question is from the line of Roger Song with Jefferies. Please go ahead.

Roger Song

Great. Thank you for taking the question. Just a real quick clarification. The first one is, how much milestone payment you potentially will get before Ono will have the option to exercise the rights? So basically the clinical development milestones, how much of it is before those data and how much beyond the data.

Bruce Steel

Yes. Hey Roger. Good morning. I would, sort of, I’d say answer that in the following way, which is, there are clinical milestones. They’re reasonably meaningful, and they will be effectively triggered based on future development that we and Ono sort of would agree to. So difficult to say what could or would be achieved during the option period versus following the option period, but we do have potentially some near-term milestones that could be meaningful for the Company.

Roger Song

Excellent. Thank you. Another just quick one. In terms of the cash runway into 2025, how much is the milestone—or is the exercise payment included, or that’s based on the current—just the R&D funding you can fund from operations.

Bruce Steel

Yes. So the runway guidance we’re currently providing is based solely on the upfront payment we received in the R&D funding that we’ve outlined. So that does not capture any future payments over and above those two payment streams. The option exercise payment of approximately $37 million would be in addition to that runway guidance, as with any milestone payments we would receive either during the course of the option period or following option exercise. And that’s why we highlighted that if Ono does exercise and/or we achieve milestones or a combination thereof, our runway, we believe, extends significantly beyond the 2025 period.

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Roger Song

Yes, that’s right. Okay. Thank you for clarifying. That’s it from us. Thank you.

Bruce Steel

Thank you Roger.

Operator

Once again everyone, if you would like to ask a question simply press star, followed by the number one on your telephone keypad.

Your next question is from the line of Prakhar Agrawal with Cantor. Please go ahead.

Prakhar Agrawal

Hi. Thanks for taking my questions and congrats on the deal. Maybe firstly on Ono’s option to exercise for the asset purchase, is there acute GVHD trial hitting an interim and endpoint consideration for Ono to exercise this option? In the scenario that acute GVHD trial hits an interim, do you have any option to renegotiate this or this is mostly the final value consideration? And I have a couple of follow-ups.

Bruce Steel

I think I got the second part of that quarter, Prakhar. Would you mind restating the first part of that question?

Prakhar Agrawal

Yes. For Ono, is hitting on interim analysis for acute GVHD Phase 3 an important consideration to exercise the option?

Bruce Steel

Yes. So I’m not sure when you say hitting analysis on the interim, I’m not sure exactly what you mean by that, but I can take a guess. So, the data...

Prakhar Agrawal

Positive on interim . . .

Bruce Steel

Sorry, Prakhar. Say again.

Prakhar Agrawal

Sorry. I meant if it’s positive on interim.

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Bruce Steel

Okay. Yes, so I think that certainly that would be a best case outcome for everybody concerned. I don’t frankly know exactly what will trigger their decision to exercise or not. In terms of what we have to deliver, are those two data points, and then at that time I’m sure Ono will make a decision based on a variety of factors. Obviously, first and foremost, the data we’ve delivered and what that looks like. And then, perhaps, other factors may impact their decision at that time. I’d say certainly if we achieve the sort of interim efficacy bar, I would think that would be a very strong signal, but I’m not sure that that’s a threshold for them to exercise.

Prakhar Agrawal

Okay. Secondly...

Bruce Steel

And the second was renegotiation. We do not have rights to renegotiate the terms here.

Prakhar Agrawal

Okay. I’m curious as to why it couldn’t want to participate in the commercial upside potential here. Any color on the structure?

Bruce Steel

Well, I mean, I think couching it in the context of why we didn’t want to participate. I think we are participating in value of the program through the exercise fee and the milestone payments, which we believe are robust. As mentioned earlier on the call from Catherine’s question, royalties around itolizumab are owed to Biocon, which Ono would be assuming. So, we didn’t add any stacking of royalties to that under our partnership with Ono. We feel like the value here was meaningful.

Look, certainly, in the context of the capital markets environment, significantly greater than where we’re currently trading as a market capitalization. So, yes, I think certainly over the course of the last year or two, we, along with a lot of peers are frustrated by where we’re being valued and we don’t think, perhaps, appropriate value attribution has been provided to a number of companies in the sector. So, we’re very pleased with this partnership with Ono to advance the program. And again, highlighting for Equillium, having runway beyond two years, and perhaps, longer, if they exercise, is obviously a pretty enviable place to be right now in this environment.

Prakhar Agrawal

Okay. Thanks Bruce.

Bruce Steel

Thanks Prakhar.

Operator

At this time, there are no further questions. I will now turn the call back over to Bruce for any closing remarks.

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Bruce Steel

Again, we appreciate everybody’s time and consideration in listening to the update today, and please feel free to reach with any follow-up questions or comments. Thank you very much.

Operator

Thank you all for joining today’s conference call. You may now disconnect.

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